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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------
                                    FORM 11-K
                                 ---------------

(MARK ONE)

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
      SECURITIES EXCHANGE ACT OF 1934

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                      OR

[_]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
      SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ____________ TO ____________.

                             COMMISSION FILE NUMBER

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           SPECTRASITE HOLDINGS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                              (FULL TITLE OF PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SPECTRASITE HOLDINGS, INC.
                       100 Regency Forest Drive, Suite 400
                           Cary, North Carolina 27511





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


                                                             Page Number In This
                                                                   Report
FINANCIAL STATEMENTS
Report of Independent Auditors                                       3

Statements of Net Assets Available for Benefits
    as of December 31, 2000 and 2001                                 4

Statements of Changes in Net Assets for the years
    ended December 31, 2000 and 2001                                 5

Notes to Financial Statements                                        6

SIGNATURES                                                           8

EXHIBITS
         23.1   Consent of Independent Auditors                      9

REPORT OF INDEPENDENT AUDITORS

Sponsor and Participants
SpectraSite Holdings, Inc.
Employee Stock Purchase Plan:


We have audited the accompanying statements of net assets available for benefits of the SpectraSite Holdings, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 2000 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 2001 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young
Raleigh, North Carolina
February 9, 2002

SPECTRASITE HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2000 AND 2001


                                                         2000           2001
                                                      ----------     ----------

Receivable from Plan Sponsor                          $  361,449     $  418,870
                                                      ----------     ----------

Net assets available for Plan benefits                $  361,449     $  418,870
                                                      ==========     ==========

SPECTRASITE HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001


                                                         2000           2001
                                                     -----------    -----------
Employee Contributions                               $   387,728    $ 1,223,169
Withdrawals from Plan                                    (26,279)      (179,732)

Purchases of Common Stock                                     --       (986,016)
                                                     -----------    -----------
Change in net assets available for benefits              361,449         57,421
Net assets available for benefits:
  Beginning of period                                         --        361,449
  End of Period                                      $   361,449    $   418,870
                                                     ===========    ===========


  Shares of Common Stock purchased during year                --        263,594
                                                     ===========    ===========

SPECTRASITE HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN


NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001


1.   DESCRIPTION OF PLAN

The SpectraSite Holdings, Inc. Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan which provides employees the option to purchase stock at a discounted price.

GENERAL - The plan was adopted by SpectraSite Holdings, Inc. (the "Plan Sponsor") during 1999 to allow eligible employees to purchase Plan Sponsor stock (up to 1 million shares in the aggregate) at a discounted price. Eligible employees are employees at the beginning of each offering period who customarily work 20 hours or more per week. The purchase price for each share issued under the Plan is 85% of the lesser of the fair market value of a share at the first or last date of each offering period. The first six-month offering period began on September 1, 2000. Subsequent six-month offering periods begin on March 1 and September 1 of each year. Employee payroll deductions under the Plan are included with the general funds of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

CONTRIBUTIONS - Contributions to the Plan are made by the participants based on the amount of participant elections. Contributions to the Plan are commingled with the general assets of the Plan Sponsor. Participants' contributions are limited to $25,000 per year. Contributions are made primarily through automatic payroll deductions.

DISTRIBUTIONS - Shares of common stock purchased under the Plan are distributed to employees at the end of each six-month offering period. Upon written request, participants may withdraw their total contributions to the extent not used to purchase shares in previous offering periods or cease their contributions prospectively. In the event of termination of employment, any contributions will be refunded.

ADMINISTRATIVE EXPENSES - The Compensation Committee of the Board of Directors of the Plan Sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

VESTING AND TERMINATION - At all times, each Plan participant has a fully vested, nonforfeitable right to all cash amounts withheld from his or her paychecks. The plan may be terminated by the Board of Directors of the Plan Sponsor at any time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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3.   INCOME TAXES

It is intended that the right to purchase shares of common stock under the Plan shall constitute an option granted by the Plan sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee's compensation do not reduce the amount of his or her income for tax purposes.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized, in the City of Cary, State of North Carolina, on March 28, 2002.

                                           SPECTRASITE HOLDINGS, INC.


                                           By: /S/ JOHN H.LYNCH
                                               ---------------------------------
                                               John H. Lynch
                                               Vice President, General Counsel
                                                 and Secretary